SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO ' 240.13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
' 240.13d-2(a)

(Amendment No.  )*

STANDARD GOLD, INC.
____________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
____________________________________________________________
(Title of Class of Securities)

853442 10 1
___________________________________________
(CUSIP Number)

Leslie Lucas Partners LLC
Chris Boll
c/o James Lisa, Esq.
618 Newark Avenue, Suite 220, Jersey City, NJ   07306
(201) 653-2888
And

Alfred A. Rapetti
Standard Gold, Inc.,
900 IDS Center, 80 South 8th Street, Minneapolis, MN   55402
(612) 349-5277

With a copy to:

David Polgreen, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300, Minneapolis, MN   55402
(612-672-8200)
____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized To Receive Notices and Communications)

March 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
__________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 2 of 7

1. NAMES OF REPORTING PERSONS

Leslie Lucas Partners LLC (“Leslie Lucas”)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ( )
(b) ( )

3. SEC USE ONLY

4. SOURCE OF FUNDS*
OO – shares were obtained in an exchange of shares for assets

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ( )

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		17,500,000
WITH
	10.	SHARED DISPOSITIVE POWER
		0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,500,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
43.2%

14. TYPE OF REPORTING PERSON
OO – Limited Liability Company

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 3 of 7

1. NAMES OF REPORTING PERSONS

Chris Boll

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ( )
(b) ( )

3. SEC USE ONLY

4. SOURCE OF FUNDS*
OO - shares were obtained in an exchange of shares for assets

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ( )

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10.	SHARED DISPOSITIVE POWER
		17,500,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,500,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
43.2%

14. TYPE OF REPORTING PERSON
IN

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 4 of 7

1. NAMES OF REPORTING PERSONS

Alfred A. Rapetti

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ( )
(b) ( )

3. SEC USE ONLY

4. SOURCE OF FUNDS*
OO - shares were obtained in an exchange of shares for assets

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ( )

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7.	SOLE VOTING POWER
NUMBER OF		24,000,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		5,000,000
WITH
	10.	SHARED DISPOSITIVE POWER
		0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
52.8%

14. TYPE OF REPORTING PERSON
IN

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value, of Standard Gold, Inc., a Colorado corporation (“Standard Gold,” “Issuer” or the “Company”).  The address of the Company’s principal executive offices is 900 IDS Center, 80 South 8th Street, Minneapolis, MN   55402.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Leslie Lucas Partners LLC, a Wyoming limited liability company.  The principal business address is c/o James Lisa, Esq., 618 Newark Avenue,. Suite 220, Jersey City, NJ   07306.  Chris Boll is the Managing Member of Leslie Lucas Partners LLC.  Pursuant to the Exchange Agreement (as more fully described in Item 3), Alfred A. Rapetti, the Issuer’s Chief Executive Officer has voting power with respect to the Shares reported herein.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Leslie Lucas Partners LLC is a Wyoming limited liability company.
Mr. Boll is a citizen of the United States.
Mr. Rapetti is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 15, 2011, Standard Gold, Inc. closed a series of transactions (collectively, the “Shea Transaction”) whereby the Issuer acquired substantially all of the assets of Shea Mining & Milling, LLC (“Shea Mining”).

Pursuant to an Exchange Agreement, dated March 15, 2011, by and between Standard Gold, Inc., Shea Mining, Afignis, LLC, Leslie Lucas Partners, LLC, Wits Basin Precious Minerals Inc. and Alfred A. Rapetti (the “Exchange Agreement”), Standard Gold acquired a lease (with a right to purchase), to a toll milling facility located in Amargosa Valley, Nevada as well as certain assets located in Tonopah, Nevada, consisting of land, mine tailings, and a milling facility, in exchange for the issuance of a total of 35 million shares of its common stock to the equity holders of Shea Mining.  Leslie Lucas, as one of the equity holders of Shea Mining, received 17,500,000 shares of common stock in the Shea Transaction.  Alfred A. Rapetti, the Issuer’s Chief Executive Officer, has been granted an irrevocable voting proxy for the shares issued to Leslie Lucas Partners LLC, which continues until the affected shares are publicly sold after a period of at least six months, and thereafter in accordance with all applicable securities laws.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of Standard Gold subject to this Statement were obtained in the Shea Transaction.

Although Leslie Lucas has not formulated any other definitive plan, it may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when it deems appropriate.  Leslie Lucas may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.  Except as indicated in this Statement, Leslie Lucas has no current plans or proposals which would relate to or would result in any of the following matters:

(a)           The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

(a) and (b)
Leslie Lucas Partners LLC beneficially owns 17,500,000 shares.  Mr. Boll, as Managing Member of Leslie Lucas, has dispositive power with respect to such shares.  Alfred A. Rapetti, holds voting power with respect to the shares by virtue of a proxy.  In addition, Mr. Rapetti holds 100,000 shares individually and an option to purchase 4,900,000 shares which is currently exercisable.

According to information provided by the Company, as of March 18, 2011, the number of shares outstanding was 40,520,143.  Accordingly, based upon this information Leslie Lucas Partners LLC is the beneficial owner of 43.2% of the outstanding shares.  Mr. Rapetti holds voting power with respect to an aggregate of 24,000,000 shares, including those shares held by Leslie Lucas, for a beneficial ownership of 52.8%.

c.	TRANSACTIONS WITHIN THE LAST 60 DAYS

(See Item 3 above)

d.	Not applicable.

e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

As more fully described in Item 3, Leslie Lucas is a party to the Exchange Agreement, dated March 15, 2011, by and between the Company, Shea Mining & Milling, LLC, Afignis, LLC, Leslie Lucas Partners, LLC, Wits Basin Precious Minerals Inc. and Alfred A. Rapetti.

ITEM 7.	EXHIBITS.

10.1
Exchange Agreement, dated March 15, 2011, by and between the Company, Shea Mining & Milling, LLC, Afignis, LLC, Leslie Lucas Partners, LLC, Wits Basin Precious Minerals Inc. and Alfred A. Rapetti. (filed as Exhibit 10.13 to the Issuer’s Annual Report on Form 10-K, as filed with the SEC on March 21, 2011 and incorporated herein).

99.1	Agreement to File Jointly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Leslie Lucas Partners LLC

Dated: March 18, 2011	/s/ Chris Boll
Chris Boll
Managing Member

/s/ Chris Boll

Dated: March 31, 2011	/s/ Alfred A. Rapetti
Alfred A. Rapetti